UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 22)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053774105

(CUSIP Number)

David Zales
SRS Investment Management, LLC
One Bryant Park
39th Floor
New York, New York 10036
(212) 520-7900

With a copy to:

Stephen Fraidin
Richard M. Brand
Kiran Kadekar
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105			SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON
SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States
		7	SOLE VOTING POWER
-0-
	NUMBER OF	8	SHARED VOTING POWER
	SHARES		18,430,882 shares of Common Stock
BENEFICIALLY
	OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON
	WITH		-0-
		10	SHARED DISPOSITIVE POWER
18,430,882 shares of Common Stock
11	AGGREGATE		AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,430,882 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.4%
14	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 053774105			SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON
KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India
		7	SOLE VOTING POWER
-0-
	NUMBER OF	8	SHARED VOTING POWER
	SHARES		18,430,882 shares of Common Stock
BENEFICIALLY
	OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON
	WITH		-0-
		10	SHARED DISPOSITIVE POWER
18,430,882 shares of Common Stock
11	AGGREGATE		AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,430,882 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.4%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 053774105	SCHEDULE 13D	Page 4 of 5

This Amendment to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

Percentage beneficial ownership reported herein is based on 41,466,412 shares of common stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

This Amendment amends Items 4 and 6 as set forth below:

Item 4.	PURPOSE OF TRANSACTION

The response to Item 4 is amended and supplemented by adding the following:

On December 23, 2022, the SRS Parties entered into a Fourth Amended and Restated Cooperation Agreement with the Issuer (the “Fourth Amended Cooperation Agreement”), whereby the parties agreed, among other things, that (i) during the Standstill Period (as defined below), the SRS Parties will be entitled to appoint two (2) directors (or if a Board Expansion Notice (as defined below) has been delivered, three (3)) directors (the “SRS Directors”) to the board of directors of the Issuer (the “Board”), (ii) the Issuer will include each of Jagdeep Pahwa and Karthik Sarma, who shall continue to serve as SRS Directors, in its slate of nominees for election as directors at the Issuer’s next annual meeting of stockholders  and the Issuer will include the SRS Directors in its slate of nominees for election as directors at any meeting of stockholders during the Standstill Period at which directors are to be elected; (iii) during the Standstill Period, the SRS Parties may at any time deliver a notice to the Issuer (a “Board Expansion Notice”) whereupon (x) the SRS Parties will be entitled  to appoint a third SRS Director to the Board and (y) the Issuer shall, at its option, have the right (the “Company Expansion Right”) to appoint an additional non-SRS Director to the Board; (iv) during the Standstill Period, the Board will take all necessary actions so that the size of the Board is, if no Board Expansion Notice has been delivered, no more than six (6) directors, if a Board Expansion Notice has been delivered but the Company Expansion Right has not been exercised, no more than seven (7) directors and, if a Board Expansion Notice has been delivered and the Company Expansion Right has been exercised, no more than eight (8) directors; (v) during the Standstill Period, SRS will be entitled to appoint the Vice Chairman of the Board, with Mr. Pahwa continuing as of the date of the Fourth Amended Cooperation Agreement to serve as Vice Chairman; (vi) during the Standstill Period, SRS will be entitled to appoint one person to serve as a member of the Corporate Governance Committee and one person to serve as a Chair of the Compensation Committee and Mr. Sarma will be the initial appointee to serve in both such roles; (vii) the SRS Parties will abide by certain standstill provisions during the Standstill Period; (viii) the SRS Parties will vote all voting securities of the Issuer owned by the SRS Parties in favor of the Issuer’s nominees and other ordinary course proposals at any stockholder meeting during the Standstill Period, subject to certain exceptions and, in the event that the SRS Parties acquire more than 35% of the outstanding voting securities of the Issuer, the SRS Parties will vote such shares in excess of 35% of the outstanding voting securities in the same proportion in which all other voting securities are voted; and (ix) for so long as (x) the SRS Parties continue to beneficially own at least 5% of the Issuer’s voting securities or (y) a director of the Issuer appointed or designated by SRS continues to serve on the Board, the SRS Parties have agreed not to participate in certain extraordinary transactions unless such transaction provides for the same type and amount of per share consideration for all eligible stockholders. For purposes of the Fourth Amended Cooperation Agreement, the Standstill Period means the period from the date of the Fourth Amended Cooperation Agreement until the earlier of (i) December 31, 2024, (ii) the date on which the SRS Parties’ beneficial ownership is less than the greater of (x) 1,973,485 and (y) 5% of the outstanding voting securities of the Issuer and (iii) the date that is sixty (60) calendar days prior to the advance notice deadline for the Issuer’s 2025 annual meeting of stockholders.

The foregoing summary of the Fourth Amended Cooperation Agreement is qualified in its entirety by reference to the full text of the Fourth Amended Cooperation Agreement, which is attached hereto as Exhibit 99.10 and incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 23, 2022, the Issuer and the SRS Parties entered into the Fourth Amended Cooperation Agreement, which is described in further detail in Item 4 of this Amendment. The Fourth Amended Cooperation Agreement is attached hereto as Exhibit 99.10 and incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

99.10	Fourth Amended and Restated Cooperation Agreement, dated December 23, 2022.

CUSIP No. 053774105	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2022
SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

By:	/s/ Karthik R. Sarma
KARTHIK R. SARMA